Exhibit 99.2

Daqo New Energy Corp.

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: DQ)

NOTICE OF ANNUAL GENERAL MEETING

To be held on December 3, 2012

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of Daqo New Energy Corp. (the “Company”) will be held at 3:00 PM (local time) on December 3, 2012 at Suite 1806, Kerry Parkside, 1155 Fangdian Road, Pudong, Shanghai. No proposal will be submitted for shareholder approval at the AGM. Instead, the AGM will serve as an open forum for shareholders and beneficial owners of the Company’s American Depositary Shares (“ADSs”) to discuss Company affairs with management.

The Board of Directors of the Company (the “Directors”) has fixed the close of business on October 31, 2012 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the AGM or any adjournment or postponement thereof.

Holders of record of our ordinary shares at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person. Beneficial owners of the Company’s ADSs are also welcome to attend the AGM in person.

Holders of the Company’s ordinary shares or ADSs may obtain a hard copy of the Company’s annual report on Form 20-F, free of charge, by emailing the Company’s Investor Relations Department at Kevin.he@daqo.com, or by writing to:

666 Longdu Avenue

Wanzhou, Chongqing 404000

People’s Republic of China

Attention: Investor Relations Department

By Order of the Board of Directors,
Daqo New Energy Corp.

By:	/s/ Gongda Yao
Name:	Gongda Yao
Title:	Chief Executive Officer

Chongqing, China

October 29, 2011